NOTICE

     Change in Corporate Structure

Pursuant to Section 4.9 of National Instrument 51-102

1.	Names of parties to the transaction:

First Majestic Silver Corp. (“First Majestic”) and Silvermex Resources Inc. (“Silvermex”).

2.	Description of the transaction:

First Majestic acquired all of the issued and outstanding common shares of Silvermex pursuant to a court approved statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). Pursuant to the Arrangement, Silvermex became a wholly owned subsidiary of First Majestic, and the holders of the common shares of Silvermex received, for each common share of Silvermex held, 0.0355 of a common share of First Majestic and $0.0001 in cash. No fractional shares of First Majestic were issued. Outstanding Silvermex stock options were exchanged for First Majestic shares with a value equal to the in-the-money value of the options (based on the exchange ratio of 1 to 0.0355). Outstanding Silvermex warrants were, at the election of the holder, either exchanged for First Majestic shares with a value equal to the in-the-money value of the warrants or exchanged for equivalent warrants of First Majestic.

3.	Effective date of the transaction:

July 3, 2012.

4.	Names of each party, if any, that ceased to be a reporting issuer after the transaction and of each continuing entity:

First Majestic will continue to be a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, and its common shares will continue to be listed on the Toronto Stock Exchange and the New York Stock Exchange.

Silvermex intends to voluntarily surrender its reporting issuer status in British and to apply for an order deeming Silvermex to have ceased being a reporting issuer in Alberta and Ontario. Upon receipt of such order, Silvermex will no longer be a reporting issuer in any jurisdiction.

5.	Date of the reporting issuer’s first financial year-end after the transaction:

Not applicable.

6.

The periods, including the comparative periods, if any, of the interim financial reports and the annual financial statements required to be filed for the reporting issuer’s first financial year after the transaction:

Not applicable.

7.	The documents that were filed under National Instrument 51-102 that described the transaction and where those documents can be found in electronic format:

Not applicable.

Dated: July 5, 2012.